Exhibit 99.3

Meeting Notice for Annual Shareholders’ Meeting

(Summary Translation)

(This English translation is prepared in accordance with the Chinese version and is for reference purposes only. If there are any inconsistency between the Chinese original and this translation, the Chinese version shall prevail.)

The 2025 Annual Shareholders’ Meeting (the “Meeting”) of ChipMOS TECHNOLOGIES INC. (the “Company”) will be convened at 9:00 a.m., May 27, 2025 (Tuesday) at the Einstein Hall of the Hsinchu Science Park Life Hub (located at 2F., No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu City, Taiwan).

1.
The agenda of the Meeting is as follows:
I.
Report Items:
1.
Company’s business report for fiscal year 2024.
2.
Audit Committee’s review report of the financial statements.
3.
Report of the status of distributable compensation for employees and remuneration for directors for fiscal year 2024.
4.
Report of the repurchase of shares.
II.
Matters for Ratification:
1.
Adoption of the business report and financial statements for fiscal year 2024.
2.
Adoption of the earnings distribution plan for fiscal year 2024.
III.
Matters for Discussion:
1.
Amendments to Articles of Incorporation.
2.
Amendments to the Rules of Procedure for Shareholders’ Meeting.
3.
Amendments to the Rules for Election of Directors and Independent Directors.
IV.
Extemporary Motions
2.
The Board of Directors has approved the proposal for distribution of earning of fiscal year 2024 to provide the cash dividends of NT$1.2 per share to shareholders.
3.
According to the Article 172 of the Company Act, the main matters should be listed in the cause of convening. Please refer to MOPS. (http://mops.twse.com.tw)
4.
(Omitted — not applicable to ADR holders)
5.
(Omitted — not applicable to ADR holders)
6.
(Omitted — not applicable to ADR holders)
7.
(Omitted — not applicable to ADR holders)
8.
(Omitted — not applicable to ADR holders)
9.
(Omitted — not applicable to ADR holders)

Sincerely,

The Board of Directors

ChipMOS TECHNOLOGIES INC.